Exhibit 2.4

AMENDED AND RESTATED PROMISSORY NOTE

$800,000.00	December 1, 2009

This Amended and Restated Promissory Note (this “Note”) amends, restates and replaces the Promissory Note dated as of July 27, 2009, in the aggregate initial principal amount of $531,500.00, issued by the Company (as defined below) to APG (as defined below). This Note also constitutes the “Goodwill True-up Note” contemplated by Section 1.04(c) of that certain Asset Purchase Agreement dated as of July 27, 2009 between APG and the Company.

FOR VALUE RECEIVED, the undersigned, M & R, Inc. (formerly known as American Power Group, Inc.), an Iowa corporation with its principal address located at 61 Smith Circle, Algona, Iowa 50511 (the “Company”), hereby promises to pay to the order of American Power Group, Inc. (formerly known as GreenMan Alternative Energy, Inc.), an Iowa corporation, with its principal address located in care of GreenMan Technologies, Inc., 7 Kimball Lane, Building A, Lynnfield, Massachusetts 01940 (“APG”), the principal sum of Eight Hundred Thousand Dollars ($800,000), together with interest retroactive to July 27, 2009 computed on the basis of a 365-day year on the unpaid principal balance hereof from time to time outstanding at the rate of 5.5% per annum until paid in full.

Interest on this Note shall be due and payable quarterly in arrears on each September 30, December 31, March 31 and June 30 until this Note shall have been repaid in full. The principal balance of this Note and any accrued but unpaid interest under this Note shall be due and payable in a single balloon payment on July 27, 2013. Notwithstanding the foregoing, the Company agrees that GreenMan Technologies, Inc. (“GreenMan”), APG’s parent company and the licensee under that certain Exclusive Patent License Agreement dated as June 17, 2009 between GreenMan and the Company (the “Patent License”), shall be entitled to pay over to APG 25% of each royalty payment with respect to Net Sales and 25% of all Sublicense Income (as such terms are defined in the Patent License) otherwise due to the Company, and such payments to APG shall be deemed to be payments by the Company of the principal amount of this Note. This Note constitutes an amendment to the Patent License to the extent necessary to permit GreenMan to make such payments to APG rather than to the Company.

Except as set forth in the preceding paragraph, principal and interest shall be payable in lawful money of the United States of America, in immediately available funds, at the principal office of APG set forth above or at such other place as APG may designate from time to time in writing to the Company. This Note may be prepaid at any time or from time to time, in whole or in part, without any premium or penalty.

Notwithstanding the foregoing, the outstanding balance of this Note, together with all accrued but unpaid interest under this Note, shall be rendered immediately due and payable, without notice or demand to the Company, in case any of the following events (each, an “Event of Default”) shall occur:

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(a)	the failure of the Company to pay in full any installment of the principal amount hereof or of interest due hereon within five) days after such installment of principal or interest becomes due and payable;

(b)	the occurrence of any material breach by the Company of the Patent License or of that certain Asset Purchase Agreement of even date herewith between APG and the Company;

(c)	the entry of any judgment or order against the Company for the payment of money, if the same is not satisfied or enforcement proceedings are not stayed within 30 days or if, within 30 days after the expiration of any such stay, the judgment or order is not dismissed, discharged or satisfied;

(d)	the appointment of a receiver, trustee, custodian or similar official, for the Company or any property or assets of the Company;

(e)	the conveyance of any or all assets to a trustee, mortgagee or liquidating agent or assignment for the benefit of creditors by the Company;

(f)	the commencement by the Company of any voluntary proceeding under any law or any jurisdiction, now or hereafter in force, relating to bankruptcy, insolvency, renegotiation of outstanding indebtedness, arrangement or otherwise to the relief of debtors or the readjustment of indebtedness; or

(g)	the commencement by any creditor of any involuntary proceeding against the Company under any law or any jurisdiction, now or hereafter in force, relating to bankruptcy, insolvency, renegotiation of outstanding indebtedness, arrangement or otherwise to the relief of debtors or the readjustment of indebtedness, which proceeding is not dismissed or discharged within 30 days after commencement.

Any amount that remains unpaid after it becomes due under this Note shall bear interest, from and after such due date through the date on which such amount is paid, at a rate per annum equal to fifteen percent (15%). In addition, the Company agrees to pay all costs, charges and expenses incurred by APG and its assigns (including, without limitation, costs of collection, court costs, and attorneys’ fees and disbursements, whether incurred before, during or after any action or proceeding (including, without limitation, any bankruptcy or other insolvency proceeding) is commenced by or against Company) in connection with the enforcement of APG’s rights under this Note or as a result of an Event of Default (all such costs, charges and expenses being herein referred to as “Costs”). Presentment for payment, demand, protest, notice of protest and notice of nonpayment are hereby waived. The Company agrees that any delay on the part of APG in exercising any rights hereunder will not operate as a waiver of such rights, and further agrees that any payments received hereunder will be applied first to Costs, then to interest, and the balance to principal. APG shall not by any act, delay, omission, or otherwise be deemed to waive any of its rights or remedies, and no waiver of any kind to enforce this Note shall be valid unless in writing and signed by APG. The rights and remedies of APG given in this Note are in addition to all other rights and remedies available to APG at law or in equity. All such rights and remedies are cumulative and not exclusive of one another. No delay or omission on the part of the APG hereof in exercising any right or option herein given to APG shall impair such right or option or be considered as a waiver thereof or acquiescence in any default hereunder.

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This Note applies to, inures to the benefit of, and binds the successors and assigns of APG. This Note shall be governed in all respects, including validity, interpretation and effect, by the internal laws of the State of Iowa without regard to principles of conflicts of laws.

The Company acknowledges receipt of a fully executed copy of this Note.

WAIVER OF JURY TRIAL AND VENUE. THE COMPANY WAIVES THE RIGHT TO TRIAL BY A JURY OF ANY MATTERS ARISING OUT OF THIS NOTE. The Company agrees that in the event APG commences an action to enforce the terms of this Note or for breach of this Note, such action shall be venued in either the United States District Court sitting in Polk County, Iowa or the Iowa District Court in and for Polk, Iowa.

IN WITNESS WHEREOF, the Company has executed this Note as of the date first written above.

WITNESS:	M & R, INC.

______________________________	By: ______________________________

Name:
Title:

[Amended and Restated Promissory Note]

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